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                                                              Exhibit (a)(1)(NN)
                            [Logo of pcOrder.com(R)]
                             5001 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                                 (512) 684-1100

                                DECEMBER 7, 2000

Dear pcOrder Stockholder:

   Enclosed is Supplement No. 3 to the Offer to Purchase dated November 6, 2000 (which was previously supplemented by Supplement No. 1, dated November 17, 2000, and Supplement No. 2, dated November 20, 2000). This Supplement No. 3 contains additional information concerning the tender offer being made by Trilogy Software, Inc. to acquire all of our Class A common stock at a price of $6.375 per share, net to the tendering stockholder, in cash, less any required withholding taxes, which commenced on November 6, 2000.

   Also enclosed is a further amendment to our November 6, 2000 Securities and Exchange Commission filing which reflected the recommendation being made by the pcOrder Board (based on the unanimous recommendation of a special committee of independent directors) in favor of your acceptance of Trilogy's tender offer.

   PLEASE NOTE THAT TRILOGY'S TENDER OFFER AND THE WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND ARE NOW SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 19, 2000, UNLESS FURTHER EXTENDED.

   Please give careful consideration to the enclosed documents, as well as the tender offer materials that accompanied my previous letters to you.

                                          Sincerely,
                                          /s/ Ross A. Cooley
                                          Ross A. Cooley
                                          Chairman and Chief Executive Officer

Enclosures